NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

May 22, 2023

Jeffrey Gabor

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GEMZ Corp. NV
Offering Statement on Form 1-A
Filed May 1, 2023
CIK No. 0001973160

Dear Mr. Gabor:

This is in response to the letter of comment of the Staff dated May 4, 2023, relating to the captioned Offering Statement on Form 1-A of GEMZ Corp. NV (the “Company”).

In response to the comment of the Staff, the Company has included the financial statements required by Part F/S of Form 1-A. Specifically, the financial statements for BadgerBloX Homes, Inc. and the related pro forma financial statements are included in the filed amendment.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: GEMZ Corp. NV